UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   )*
WINNEBAGO INDUSTRIES INC.
(Name of Issuer)
Common Stock, $.50 par value
(Title of Class of Securities)

974637100
(CUSIP Number)

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)
November 8, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 974637100

1	NAME OF REPORTING PERSON Donald J. Clark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	764,426
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	764,426
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		764,426
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		2.4%(1)
14	TYPE OF REPORTING PERSON (see instructions)		IN
(1)	Calculated based on 31,485,400 shares of Winnebago Industries, Inc. (the “Issuer’s”) common stock outstanding, as of November 11, 2016.

Item 1.  Security and Issuer.
This Schedule 13D relates to the Common Stock of Winnebago Industries, Inc., an Iowa corporation (the “Issuer”), P.O. Box 152, Forest City, Iowa  50436
Item 2.  Identity and Background.
(a) This Schedule 13D is being filed by Donald J. Clark.
(b) The principal business address of Mr. Clark is P.O. Box 152, Forest City, IA 50436.
(c) The present principal occupation of Mr. Clark is President of Grand Design subsidiary of Winnebago Industries, Inc., and Vice President of Winnebago Industries, Inc.  The principal business address where Mr. Clark conducts his occupation is 11333 Co Rd 2, Middlebury, IN 46540.
(d) During the last five years, Mr. Clark has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Mr. Clark has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Clark is a citizen of the United States of America.
Item 3.  Source and Amount of Funds or Other Consideration.
Donald J. Clark beneficially owns and has the sole voting and dispositive power over all 764,426 Shares of the Issuer reported by him in this Schedule 13D.  All such shares were acquired directly by Mr. Clark on November 8, 2016, upon consummation of the acquisition by the Issuer of Grand Design RV, LLC, in which Mr. Clark held an indirect minority interest.

On November 8, 2016 Winnebago Industries, Inc. (“Winnebago”) consummated the acquisition of Grand Design RV, LLC an Indiana limited liability company, pursuant to the terms of the Securities Purchase Agreement (the “Purchase Agreement”) by and among Winnebago, Grand Design RV, LLC (“Grand Design”), Octavius Corporation (“Octavius”), Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P., SP GE VIII-B GD RV Holdings, L.P. (collectively the “Summit Sellers”), RDB III, Inc., and each of the shareholders of RDB III, Inc.   Mr. Clark, Ronald Fenech and William Fenech were the shareholders of RDB III, Inc. and are referred to collectively as the “RDB Sellers”.

Donald Clark, Ronald Fenech, and William Fenech have entered into a five-year non-competition, non-solicitation and confidentiality agreement with Winnebago (the “Non-competition Agreement”).

Winnebago has agreed to register the shares of common stock issuable to the Summit Sellers and the RDB Sellers pursuant to the terms of a registration rights agreement (the “Registration Rights Agreement”). Under the Registration Rights Agreement, Winnebago has agreed to file a shelf registration statement on the second business day following the filing of an amendment to Winnebago’s Current Report on Form 8-K reporting the completion of the acquisition of Grand Design containing the financial statements and pro forma financial information concerning the acquisition. Winnebago has agreed to keep the registration statement effective for up to three years.

RDB Sellers have agreed to certain covenants pursuant to the terms of a standstill agreement (“Standstill Agreement”). The standstill agreement provides that for up to one year after closing, the RDB Sellers are each prohibited from taking certain hostile actions with respect to Winnebago. The RDB Sellers have also agreed to a lock-up letter agreement (“Lock Up Agreement”) that restricts the RDB Sellers from transferring their shares of Winnebago common stock for one year from closing.

By virtue of having entered into, and complying with, the agreements described above under this Item 3 with the other RDB Sellers, Mr. Clark and the other RDB Sellers may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 with respect to shares of the Issuer held by the RDB Sellers.  However, Mr. Clark disclaims beneficial ownership of shares held by the other RDB Sellers. Filing of this statement shall not be construed as an admission that Mr. Clark is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities held by William Fenech or Ronald Fenech, as described further below.

Also, in connection with the Purchase Agreement, Grand Design entered into an employment agreement with Mr. Clark which includes a form of change in control agreement between Mr. Clark and Winnebago (“Employment Agreement”). Finally, in connection with the Purchase Agreement, Winnebago entered into consulting agreements (“Consulting Agreements”) with the other  two of the RDB Sellers, Ronald Fenech and William Fenech. Under the consulting agreements, Ronald Fenech and William Fenech have each agreed to provide certain consulting services to Grand Design and Winnebago for one year from closing.

Item 4.  Purpose of Transaction.
The disclosure in Item 3 is incorporated by reference herein.
Item 5.  Interest in Securities of the Issuer.
(a)

Donald Clark -
Aggregate number of shares beneficially owned by Mr. Clark: 764,426.
Percentage of class: 2.4%.

By virtue of having entered into, and complying with, the agreements described under Item 3 with the other RDB Sellers, Mr. Clark and the other RDB Sellers may be deemed to be a group within the meaning of section 13(d)(3) of the Act with respect to shares of the Issuer held by the RDB Sellers.  However, Mr. Clark disclaims beneficial ownership of shares held by the other RDB Sellers. Filing of this statement shall not be construed as an admission that Mr. Clark is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities held by William Fenech or Ronald Fenech.

William Fenech -
Aggregate number of shares beneficially owned by William Fenech: 764,426.  Percentage of class: 2.4%.

Ronald Fenech -
Aggregate number of shares beneficially owned by Ronald Fenech: 764,426.  Percentage of class: 2.4%.
The aggregate number of shares beneficially owned by Mr. Clark, William Fenech and Ronald Fenech, collectively, is 2,293,278 or 7.3% of the outstanding Winnebago Common Stock in the aggregate.
(b)
Donald Clark -
(1)	Sole power to vote or direct vote: 764,426
(2)	Shared power to vote or direct vote: -0-
(3)	Sole power to dispose or direct the disposition: 764,426
(4)	Shared power to vote or direct vote: -0-
William Fenech -
(1)	Sole power to vote or direct vote: 764,426
(2)	Shared power to vote or direct vote: -0-
(3)	Sole power to dispose or direct the disposition: 764,426
(4)	Shared power to vote or direct vote: -0-
Ronald Fenech -
(1)	Sole power to vote or direct vote: 764,426
(2)	Shared power to vote or direct vote: -0-
(3)	Sole power to dispose or direct the disposition: 764,426
(4)	Shared power to vote or direct vote: -0-

(c) Except as set forth above in connection with the closing of the transactions under the Purchase Agreement, Mr. Clark has not purchased, sold, or acquired any Shares of the Issuer during the 60 days prior to the filing of this Schedule 13D.
(d)  No other person is known by Mr. Clark to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported by Mr. Clark in this Schedule 13D.
(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The disclosures in Items 3 and 4 are incorporated by reference herein.
The Purchase Agreement, the Non-competition Agreement, the Registration Rights Agreement, the Standstill Agreement, the Lock Up Agreement, and the Employment Agreement are filed as Exhibits A through F, respectively, to this Schedule 13D and are incorporated by reference herein.
Item 7.  Material to be Filed as Exhibits.

A.
Securities Purchase Agreement dated as of October 2, 2016 by and among, Grand Design RV, LLC, Octavius Corporation, Winnebago Industries, Inc. Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P., SP GE VIII-B GD RV Holdings, L.P., RDB III, Inc., and each of the shareholders of RDB III, Inc.** Exhibit 2.1

B.
Non-competition, Non-solicitation and Confidentiality Agreement by and among Octavius Corporation, Winnebago Industries, Inc., Grand Design RV, LLC, RDB III, Inc., Ronald Fenech, Donald Clark and William Fenech dated October 2, 2016. .** Exhibit 10.1

C.	Registration Rights Agreement by and between Winnebago Industries, Inc. and the Shareholder Parties (including Mr. Clark) dated October 2, 2016.** Exhibit 10.3
D.	Standstill Agreement dated as of October 2, 2016 by and among Donald Clark, Ronald Fenech, William Fenech and Winnebago Industries, Inc.** Exhibit 10.5
E.	Lock-up Letter Agreement to Winnebago Industries, Inc. from Donald Clark, Ronald Fenech and William Fenech dated October 2, 2016.** Exhibit 10.6
F.
Employment Agreement by and between Grand Design RV, LLC and Donald Clark (including form of Executive Change in Control Agreement between Donald Clark and Winnebago Industries, Inc. as Exhibit A thereto) dated as of October 2, 2016.** Exhibit 10.9

** Incorporated by reference to the exhibit bearing the indicated exhibit number in Winnebago’s Current Report on Form 8-K dated October 4, 2016 filed with the Securities and Exchange Commission October 5, 2016.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2016	/s/ Donald J. Clark
Donald J. Clark